DAVE & BUSTER’S ENTERTAINMENT, INC.

2481 Manana Drive

Dallas, Texas 75220

March 3, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention: Lyn Shenk

Re:    Dave & Buster’s Entertainment, Inc.
Form 10-K for Fiscal Year Ended January 31, 2016
Filed March 29, 2016
File No. 001-35664

Dear Mr. Shenk:

Dave & Buster’s Entertainment, Inc. (the “Company”), submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2017 relating to the Form 10-K for the fiscal year ended January 31, 2016 of the Company (File No. 001-35664) (the “Form 10-K”) filed with the Commission on March 29, 2016. For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.

Form 10-K for the Year Ended January 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 39

1.	We note your response to prior comment 3. You state in the response that “store-level EBITDA” represents the store level contribution to company-wide consolidated EBITDA. However, it appears this measure is not indicative of overall company performance and profitability in that “store-level EBITDA” does not accrue directly to the benefit of shareholders due to the nature of the costs (general and administrative and preopening costs) excluded from the measure. Accordingly, it appears “store-level EBITDA” should be reconciled to operating income, as this is more representative of a store level contribution to your results, rather than to net income which is an overall company measure. Additionally, in order to avoid the impression that this is a company-wide measure of profit, please revise to retitle the measure to store-level operating income before depreciation and amortization, or similar, as appropriate.

March 3, 2017

In response to the Staff’s comment, we will retitle “store-level EBITDA” as “store operating income before depreciation and amortization” and reconcile this measure to consolidated operating income as illustrated in our response to comment 2 below.

2.	In your response to prior comment 3, we note the reconciliation of the non-GAAP measure store-level EBITDA to another non-GAAP measure EBITDA. This reconciliation is presented on pages 45 and 51 of the Form 10-K. Please note that the reconciliation of a non-GAAP measure is to its comparable GAAP measure, pursuant to Item 10(e)(1)(i)(B). Please revise your presentation as appropriate.

As noted above, in response to the Staff’s comment, we will reconcile the measure to consolidated operating income as illustrated below.

Reconciliation of Non-GAAP Financial Measures - Store operating income before depreciation and amortization
The following table reconciles Operating income to Store operating income before depreciation and amortization for the following years:

	Fiscal Year Ended	Fiscal Year Ended
	January 31, 2016	February 1, 2015

Operating income	$110,036	$73,861
General and administrative expenses	53,600	44,574
Depreciation and amortization	78,660	70,868
Pre-opening costs	11,561	9,501
Store operating income before depreciation and amortization	$253,857	$198,804

Store operating income before depreciation and amortization margin	29.3%	26.6%

3.	Refer to your response to prior comment 4. You state you will modify the disclosure to eliminate the suggestion that you present adjusted EBITDA as a liquidity measure. However, the modified disclosure in the response states that adjusted EBITDA is approximately equal to EBITDA as defined in your credit facility, which appears to continue to suggest that adjusted EBITDA is also a liquidity measure. Please revise your disclosure accordingly.

In response to the Staff’s comment, we will delete the reference in our modified disclosure that adjusted EBITDA is approximately equal to EBITDA as defined in our credit facility.

March 3, 2017

Reconciliations of Non-GAAP Financial Measures— EBITDA and Adjusted EBITDA, page 44

4.	We note the adjustment “Change in deferred amusement revenue and ticket liability” in arriving at Adjusted EBITDA. Please tell us in further detail the nature of this adjustment and how it is calculated. Additionally, tell us your consideration of how this adjustment complies with Question 100.04 of the staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures, for it appears to represent the acceleration of deferred revenue as revenue which otherwise would not have been recognized under GAAP.

The Change in deferred amusement revenue and ticket liability represents the net increase or decrease to accrued liabilities established for deferred amusement revenue and for amusement redemption liability. Both accrued liabilities are set forth in the notes to our financial statements.

As discussed in Note 1 to the consolidated financial statements in our Form 10-K, amusement revenues consist primarily of game play credits on Power Cards purchased by customers to activate most of the video and redemption games in our midway, net of the estimated amount of unused game play credits which we believe our customers will utilize in the future. We have recognized a liability for the estimated amount of unused game play credits which we believe our customers will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game play credit sold. The increase or decrease in this liability is excluded from Adjusted EBITDA for the reasons described below.

As discussed in Note 1 to the consolidated financial statements in our Form 10-K, certain midway games allow customers to earn tickets, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when tickets are utilized by the customer by redeeming the tickets for a prize in our WIN! area. Customers may also store the ticket value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding tickets that we believe will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket. The increase or decrease in this liability is excluded from Adjusted EBITDA for the reasons described below.

As our disclosure indicates, we provide Adjusted EBITDA as a performance measure and exclude items that we do not believe are indicative of our core operating performance. We have excluded the increase or decrease in these accrued liabilities because we believe these changes generally do not reflect the normalized core operating performance of our stores. The principal driver of the changes in these accrued liabilities is new store openings and the mix of newer stores, as a build-up of these accrued liabilities is required to reflect normalized revenue and cost levels. Our mature stores, which generally achieve a relatively steady state with regard to utilization of Power Cards and tickets, typically have significantly less of an impact on these changes. Accordingly, by removing the changes in these estimated liabilities we believe we provide investors with a view of mature operating performance trends and eliminate significant variations from period to period that are driven more by new store openings and related growth of newer stores than by changes in our core operating performance.

March 3, 2017

We note that Question 100.04 of the Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures indicates that measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. We do not believe that the adjustments we make to Adjusted EBITDA described above constitute “an individually tailored revenue recognition method,” but regardless, we do not believe that the adjustments in this case result in misleading disclosure so as to violate Rule 100(b) of Regulation G, including for the following reasons:

•	We clearly disclose the adjustments and the nature of the accrued liabilities being adjusted.

•	The adjustments we make provide a more normalized measure of (and hence are more representative of) our core performance, as the performance measure is intended, rather than providing a picture skewed from period to period by the mix and contributions of newer vs. more mature stores.

•	The adjustments we make can result in both positive and negative effects on our Adjusted EBITDA.

•	The form and content of this adjustment to our Adjusted EBITDA calculation is essentially unchanged from the presentation included in our final prospectus dated October 9, 2014, which we believe evidences the market’s ability to evaluate this adjustment.

In addition, in response to the Staff’s comment, we will enhance our disclosure in our next Form 10-K, by providing additional disclosure to expressly state that Adjusted EBITDA should not be viewed as a substitute measure for the recognition of our revenues or costs in accordance with GAAP.

***

March 3, 2017

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (214) 904-2217.

Sincerely,

DAVE AND BUSTER’S ENTERTAINMENT, INC.

/s/ Brian A. Jenkins
Name: Brian A. Jenkins
Title: Chief Financial Officer